

December 20, 2013

Morrison C. Warren, Esq.
Chapman and Cutler LLP
11 W. Monroe St.
Chicago, Illinois 60603-4080

   Re: Incapital Unit Trust, Series 41 ("Incapital")
     File Nos. 333-192461; 811-22581

Dear Mr. Warren:

   On November 20, 2013, Incapital filed a registration statement on Form S-6 under the Securities Act of 1933 ("Securities Act") for the registration of units representing the ownership of interests in Incapital. More specifically, Incapital proposes to offer one underlying unit investment trust, the Nuveen 2014 Equity Outlook Portfolio ("Trust"). Based on our review of the filing, we have the following comments. Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure. The captions we use below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

Investment Objective (p.2)

1. The prospectus states that the "*[t]he Trust seeks to provide risk adjusted capital appreciation.*" Explain what is meant by the term "risk adjusted" capital appreciation. Describe how the "risk adjusted capital appreciation" will be sought, particularly considering a unit investment trust's non-managed structure.

Principal Investment Strategy (p.2)

2. The first paragraph states that the "*[t]he Trust seeks to achieve its objective by purchasing stocks that the portfolio consultant believes will benefit from an economic environment described by Bob Doll's "Ten Predictions for 2014.*" Explain what "economic environment" is alluded to in the above statement. Disclose what are "Bob Doll's Ten Predictions for 2014" and how they relate to the Trust's principal investment objective.

3. The first paragraph also states that the "*[t]he Trust will utilize a proprietary process developed by Nuveen that combines quantitative techniques, as well as fundamental*

analysis, to determine the constituents of the final portfolio." Disclose what is meant by the terms "fundamental analysis" and "quantitative techniques." See also question 5 below.

Selection of Portfolio Securities (p.2)

4. The second paragraph states that "*[f]rom this initial universe, the opportunity set is narrowed based on a multi-factor quantitative model that considers each stock's valuation, growth dynamics, profitability, and capital deployment.*" The sentence is unclear. Explain the reference to "capital deployment" and how the Russell 1000 securities are narrowed based on "capital deployment." Alternatively, if the Russell 1000 securities are narrowed based on "each stock's … capital deployment," explain how the Trust expects to narrow securities based on such factor.

5. The third paragraph states that "*Nuveen then utilizes its integrated research platform of 17 sector specific fundamental analysts and 2 fundamentally based quantitative analysts.*" As noted in question 3, above, in the description of the Trust's Principal Investment Strategy" the disclosure states that "*[t]he Trust will utilize a proprietary process developed by Nuveen that combines quantitative techniques, as well as fundamental analysis, to determine the constituents of the final portfolio.*" Describe what the term "fundamentally based quantitative analysts" refers to. Describe how the term "fundamentally based quantitative analysts" is consistent with the separately-listed terms "quantitative techniques" and "fundamental analysis."

6. The third paragraph also states that "*17 sector specific*" analysts will be utilized to select portfolio securities. Explain the reference to the "sector specific" analysts in light of the fact that the disclosure does not describe a sector-based strategy. Alternatively, if the Trust intends to pursue a sector-specific strategy add appropriate disclosure to that effect.

7. The third paragraph further describes a process of narrowing the universe of Russell 1000 securities based on a "*proprietary, fundamentally based ranking*" that will exclude securities from the prospective purchase list. Describe any other exclusions that will be applied to the prospective purchase list (*e.g.*, stocks undergoing corporate actions, mergers, spin-offs, *etc.*). Describe any material condition that would render a security ineligible for inclusion in the prospective purchase list, if any.

8. The fourth paragraph states "*[w]ith a narrower universe of stocks, Nuveen assembles a list of recommendations by incorporating portfolio constraints, and by systematically utilizing a number of different risk/return frameworks to limit unnecessary and uncompensated risk.*" Describe what is meant by the term(s) "unnecessary and uncompensated risk."

9. The fifth paragraph states *"[t]he list of recommendations is finalized only after rigorous debate and considerable discussion within the investment team. Nuveen then provides its recommendations to the Sponsor and the Sponsor utilizes the selections when assembling the Portfolio."* Confirm whether the "recommendations" are obligatorily used by the Sponsor in assembling the portfolio. Alternatively, disclose the basis and/or the circumstances in which the Sponsor has discretion not to use one or more recommendations in assembling the portfolio.

Principal Risks (p.3)

10. Include large capitalization equity security risk.

11. Please confirm whether the firm's underlying holdings will be concentrated. If the underlying holdings will be concentrated, include concentration disclosure. If the underlying holdings are not expected to be concentrated, explain how the security selection process ensures this outcome.

12. Include the following disclosure from page B-23 in the principal risks section:
    "*Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of the Trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the Trust.*"

13. Disclose any risk associated with keeping cash on hand to meet repurchase requests.

14. Consistent with the disclosure under the heading in "*The Sponsor Does not Actively Manage the Portfolio*," confirm whether the Sponsor has the discretion to substitute portfolio securities for example, in the case of a business combination, merger, spinoff, or other corporate or other event.

Prospectus Part B (p. B-1)
Buying Units – Public Offering Price (B-1 to B-2)

15. In the second paragraph, add a comma noted in parenthesis to improve readability.
    "*During the initial public offering period, for sales of at least $50,000*[,] *investors will be entitled to a volume discount from the sales charge as described below.*"

16. In the third paragraph, for the excerpt below, confirm why foreign exchanges are considered as Russell 1000 indices exclude foreign securities and ADRs.

> *"In some cases Incapital will price a security based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. Incapital will only do this if a security is not principally traded on a national or foreign securities exchange or the Nasdaq Stock Market, or if the market quotes are unavailable or inappropriate."*

Buying Units – Public Offering Price (B-2)

17. In the first paragraph, add the word "portfolio" to the statement: *"The Trust will sell* [portfolio] *securities to reimburse the Sponsor for these costs."*

18. In the first paragraph, disclose the beginning of the six month period discussed in the following excerpt: *"These costs will be deducted from the Trust as of the earlier of the end of the initial offering period or after six months* [as of date]*."*

Buying Units – Deferred Sales Fee (B-3)

19. In the third paragraph, consistent with the prospectus disclosure that purchasing thresholds are required to qualify for a reduced sales fee, correct the disclosure below: *"To qualify for a reduced sales fee, you ~~may~~ need to meet certain criteria."*

Buying Units – Large Purchases (B-3)

20. In the first paragraph, under the heading "Portfolio Transactions and Brokerage Allocations" the Trust discloses the following:
"In effecting purchases and sales of the Trust's portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trust, the Sponsor or dealers participating in the offering of units."
   a. Disclose the effect on execution prices or quality of execution that the above-referenced practice has on the Trust portfolio, if any.

List of Exhibits

We note that several required exhibits must be provided before the filing may be declared effective, including:

3.1 Opinion of counsel as to legality of securities being registered including a consent to the use of its
name in the Registration Statement (to be supplied by amendment).
3.2 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the
Registration Statement (to be supplied by amendment).
4.1 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

Morrison C. Warren, Esq.
December 20, 2013

Closing

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

        Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

        Please inform the staff of the information the Trust proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

        Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

        The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

        Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

        The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6852.

Sincerely,

/s/ Catherine C. Gordon

Catherine C. Gordon
Senior Counsel